Mail Stop 3561

May 7, 2010

Raymond Meyers, Chief Executive Officer
Internet Media Services, Inc.
1434 6th Street, Suite 9
Santa Monica, California 90401

      Re: Internet Media Services, Inc.
            Registration Statement on Form S-1
            Filed April 9, 2010
            File No. 333-165972

Dear Mr. Meyers:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your statement under the heading "Explanatory Note" on the cover page of your registration statement that the registration statement was prepared "on the assumption that the distribution of 7,500,000 shares…and the related transactions contemplated to occur prior to or contemporaneously with the distribution will be consummated as contemplated…." However, the nature of these "related transactions" that are "contemplated to occur" is unclear and your descriptions of these transactions throughout your document appear inconsistent. For example, in

certain places in your document, you state that you acquired LegalStore.com from Document Security Systems, Inc. in exchange for 7.5 million shares of your common stock and that Document Security Systems will subsequently distribute these shares to its shareholders. Elsewhere, you state that you intend to distribute to the shareholders of Document Security Systems the 7.5 million shares of your common stock. Therefore, please revise your disclosure throughout the filing as necessary, including but not limited to your Summary of Our Offering, Use of Proceeds, Plan of Distribution, and Security Ownership of Certain Beneficial Owners and Management sections, to clearly and consistently describe the transactions with Document Security Systems or its shareholders to which you refer. We may have further comments upon reading your response and any revisions to your document.

2. Currently, your financial statements are located outside of your prospectus. Please revise your filing to either include or incorporate the financial statements into the prospectus.

3. Please include the disclosure required by Item 506 of Regulation S-K or tell us why you are not required to do so.

4. If true, please confirm that you did not make any disclosure in accordance with Item103 of Regulation S-K because you have no such disclosure to make.

Outside Front Cover Page of the Prospectus

5. Please revise to provide the disclosures regarding the offering price of the securities being registered as required by Item 501(b)(3) of Regulation S-K.

6. Please revise the last sentence of the first paragraph to indicate that the shares you are offering may be illiquid because they are not listed on an exchange or quoted on the OTC Bulletin Board and no market for the shares may develop. Also, anywhere in your document in which you discuss the lack of a public trading market for your securities, such as under the heading "Stockholder Matters" on page 20, please state that your securities may be illiquid.

7. Please revise the second sentence of the last paragraph so that it applies to you, in addition to other holders of the securities being offered pursuant to the registration statement. Refer to item 501(b)(10) of Regulation S-K.

Selected Financial Data, page 2

8. Please revise your presentation to include comparative historical financial data for each of your last five fiscal years, or for all periods since your inception, and including any periods of your predecessor. In this regard, we assume Internet Media Services, Inc was formed prior to the asset acquisition of October 8, 2009. In this

regard, you may want to present financial data for periods beginning with the inception of Internet Media Services with columnar disclosure of the actual inception date.   To the extent Legalstore.com represents a predecessor, then the results of legalstore.com should be presented such that the data is continuous over the past five years or since inception. Refer to Item 301(a) of Regulation S-K.

Special Note Regarding Forward-Looking Statements, page 4

9. We note your reference to the Private Securities Litigation Reform Act. Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made with respect to the business or operation of an issuer if the offering is the issuer's initial public offering. Also, Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made with respect to the business or operation of an issuer if the issuer issues penny stock. Accordingly, please delete the references to the Litigation Reform Act.

Risk Factors, page 5

10. Please delete the second and third sentences of this section in which you state that other unknown or immaterial risks may also materially impair your business operations. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

11. Your Risk Factors section should be a discussion of the known material factors that make your offering speculative or risky. You should place risk factors in context so your readers can understand the specific risk as it applies to you. Refer to Item 503(c) of Regulation S-K and SEC Release No. 33-7497. Please address the following examples, but note that these are examples only and not an exhaustive list of the revisions you should make:

    • Please revise your third risk factor on page five and your second risk factor on page 13 into multiple risk factors so that each distinct risk has a separate risk factor.

    • Please revise the first two risk factors on page eight and the last risk factor on page 14 so that they present risks that are specific to you and are not generic or contain boilerplate language that could apply to any issuer or any offering.

    • Please revise the second full risk factor on page 14 so that the risk factor subcaption and narrative discussion clearly and concisely convey the actual risk.

Raymond Meyers
Internet Media Services, Inc.
May 7, 2010
Page 4

Use of Proceeds, page 15

12. Please include the information required by Instruction 6 to Item 504 of Regulation S-K or tell us why you are not required to do so.

Determination of Offering Price, page 15

13. We note that, because there is no established public market for your shares, you have arbitrarily determined the price of your shares in this offering. Please describe the various factors you considered in determining this price. Refer to Item 505(a) of Regulation S-K. In this regard, please address your determination in Note 2 to your financial statements that the fair value of the 7.5 million shares you provided to Document Security Systems, Inc. in exchange for LegalStore.com was $350,000 or $0.0467 per share.

Plan of Distribution, page 15

14. In this section, please discuss or reference the "penny stock" restrictions on your shares as you have in your Risk Factors section on pages 13 and 14.

Description of Securities, page 15

15. We note your description of the terms of the Voting Agreement, Registration Rights Agreement, and Stock Pledge and Escrow Agreement in Note 2 to the financial statements. Please also discuss and include a description of these agreements in this section or in another appropriate place in your prospectus.

General, page 15

16. Please remove the second sentence of this section. Your Description of Securities section should include a description of all the material aspects of your securities. Refer to Item 202 of Regulation S-K.

Voting Rights, page 16

17. Your indication that all of your shares of common stock that are currently issued and outstanding "are duly authorized, validly issued, fully paid for and non-assessable" is a legal conclusion that you are not qualified to make. Please either attribute this statement to your counsel or remove it.

Business, page 17

18. Please thoroughly revise and expand this section to clarify and better describe the status of your current and proposed business operations. To the extent that you

discuss future services, please provide the status of development and indicate the timeframe for which you anticipate offering these services and the basis of your conclusions. Also, please discuss the actual operations of your business, focusing on the particular means by which you generate revenues and incur expenses. As examples only and not an exhaustive list of the revisions you must make, please address the following:

- Please revise your disclosure to describe all actions you have taken since your inception to implement your business plan.

- Your current disclosure does not provide a clear description of your business model detailing how your business operates. Please provide more detail about your business model to better inform investors about your operations, including the LegalStore.com. In this regard, please describe your LegalStore.com operations in greater detail, including the www.legalstore.com website, your leased warehouse and office space, your 15,000 customer name list, your cash and accounts receivable, your current inventory, your certain fixed assets, and your assumed certain accounts payable that you refer to on page 19.

- Please revise your disclosure under the headings "Our Objective" and "Our Strategy" to describe in a more detailed manner the steps you have taken and will take in the future to identify, acquire, develop, and enhance the websites that you target. In this regard, please discuss, among other material matters, your process for identifying web properties that you would consider acquiring, your plans for financing acquisitions of the websites you would purchase, and the steps necessary to manage and integrate any new websites into your current operations.

We may have additional comments based upon your response and any revisions.

19. We note that you "rely on a combination of trademark, patent, trade secret and copyright law, license agreements and contractual restrictions." Please tell us the importance, duration, and effect of any trademarks, licenses, or other intellectual property held in connection with your business. Refer to Item 101(h)(4)(vii) of Regulation S-K.

20. Please discuss the effect of existing or probable e-commerce or other regulations with which you must comply. Refer to Item 101(h)(4)(ix) of Regulation S-K.

Market Price for Common Stock and Related Stockholder Matters, page 20

21. You state that you "intend to apply for quotation of [y]our common stock on the Bulletin Board." However, a registrant is not able to file an application to be quoted on the OTC Bulletin Board. Please revise your disclosure to clarify that to be quoted

on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock, and to clarify that there is no assurance that such an application will be filed or that your common stock will become quoted.

22. Please revise your disclosure to also include the current number of holders of your common stock.

Management Discussion and Analysis of Financial Condition and Results of…, page 21

23. Please revise this section to clearly identify your current and proposed business operations, products, and services. Your discussion should explain your current and planned future operations in sufficient detail so that your prospective investors have an opportunity to view your business and plan of operation through the eyes of management. The discussion should include how you presently earn revenues, how you plan to do so in the future, and how you expect to develop and market your products and services. Also, the discussion should specifically address the stage of development of your business and should include information about the current products and services you have for sale, your current websites, when you expect to have any products and services available for sale, when you expect any other of your websites to go into service, and how you have generated and plan to generate revenues. Your discussion should further address the current and anticipated costs of your products and services, the current costs of your operating website and marketing activities, and the anticipated costs to develop, market, and operate future websites.

24. Please disclose whether you have any material commitments for capital expenditures in 2010. If none, please advise. Refer to Item 303(a)(2)(i) of Regulation S-K.

25. Your current disclosures do not discuss the types of amounts that you estimate. Please revise to include the types of assets, liabilities, and expenses that you currently estimate and how you determine the amounts estimated. If there are no significant estimates by management each accounting period, please indicate so in your disclosure. See the Commission's Management's Discussion and Analysis Guidance issued December 29, 2003, Release No. 33-8350.

Liquidity and Capital Resources, page 21

26. You state that you expect to use your existing cash and revolving line of credit to support your current operations and your efforts to achieve consistent positive cash flow from operations. Please discuss whether you believe these sources will satisfy your liquidity needs over at least the next 12 months.

Management, page 22

27. Please revise to describe the business experience of each director and executive officer for the past five years, or clarify your disclosure by adding dates or the duration of employment. In this regard, because your executive officers have been employed by you for less than five years, please explain the nature of the responsibility undertaken by them in prior positions to provide adequate disclosure of their prior business experiences, including information relating to their professional competence. Refer to Item 401(e)(1) of Regulation S-K.

28. Please briefly discuss each director's specific experience, qualifications, attributes, or skills that led to the conclusion that the individual should serve as your director in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K.

29. Please revise the biographical information of your executive officers and directors to remove editorial comments and adjectives that could be construed as "puffing." In this regard, please remove commentary where possible, limiting biographical information to basic descriptions of places employed and positions held rather than focusing on subjective descriptions of accomplishments or job performance. For example, please remove or revise your disclosure that Mr. Myers "has been successful by combining expertise in marketing, business development, strategic planning, P&L, management and SEC regulatory requirements with excellent organizational, leadership, team building and operations management qualifications." As another example, please remove or revise your disclosure that Mr. White "is a forward thinking, results-driven, security technology industry executive who brings over 25 years of private and public company operating, financial, and management experience to DSS."

30. Please identify the "NASDQ listed company" of which Mr. Meyers was CEO and President from December 1996 to December 1999.

Executive Compensation, page 24

31. Please revise your disclosure to explain how Mr. Meyers and Mr. Buechler each earned $7,500 in 2009, considering that they are each paid $3,000 per month.

Board Committees, page 25

32. We note that you determined whether your directors are independent based on the "rules of the Securities and Exchange Commission." Please note that you are required to base your determination of the independence of your directors on "a definition of independence of a national securities exchange or of an inter-dealer

quotation system which has requirements that a majority of the board of directors be independent." Please revise accordingly. Refer to Item 407(a)(1)(ii) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 26

33. We note your statement that each person listed in this table "has investment and voting power with respect to" their shares. Please clarify, if true, that each person has sole investment and voting power with respect to such shares.

34. Please clarify whether the disclosure in the table includes shares each person has the right to acquire within 60 days. Please refer to Item 403 of Regulation S-K.

35. Please include the business or mailing address of Document Security Systems, Inc.

36. Please disclose the natural person or persons who exercise the sole or shared investment and/or voting powers with respect to the shares owned by Document Security Systems, Inc.

Related Party Transactions, page 26

37. Please revise your disclosure to describe the terms of the credit agreement executed with your Chief Executive Officer.

Outside Back Cover Page of the Prospectus

38. Please include the disclosure required by Item 502(b) of Regulation S-K.

Item 17. Undertakings, page 29

39. Please revise to include the following opening statement to the undertakings contained in Item 512(a) of Regulation S-K: "The undersigned registrant hereby undertakes…."

40. Please include the undertakings contained in Items 512(a)(5)(ii) and 512(i) of Regulation S-K or tell us why you are not required to do so.

Signatures, page 32

41. Please revise the signature page to include the signature of your principal financial officer. Refer to Instruction 1 to the section of Form S-1 entitled "Signatures." If one of the individuals who signed the document is your principal financial officer in addition to any other position he or she holds, please add this title below the signature

to the title or titles you have provided already. See Instruction 2 to the section of Form S-1 entitled "Signatures."

Item 16. Exhibit Index, page 29

42. Please file all schedules and exhibits to Exhibit 10.2. Refer to Item 601(b)(10) of Regulation S-K.

43. Please file as exhibits any documentation evidencing the 2009 advance(s) of $23,929, the 2010 advance(s) of $41,063, and the $200,000 revolving credit agreement received from your Chief Executive Officer.

Exhibit 5.1

44. We note that your opinion references shares of common stock "to be issued upon exercise of the warrants." However, on page 16 of the registration statement, you state that there are "no outstanding…warrants." Please revise or advise.

Financial Statements – Internet Media Services, Inc., page F-1

45. Please update your financial statements and other financial disclosures in your next amendment to include the applicable interim periods as required by Rule 8-08 of Regulation S-X.

46. Please revise your presentation of audited financial statements to include a statement of changes in stockholders' equity (deficit) for the periods as required by Rule 8-02 Regulation S-X. Please also coordinate with your independent registered public accounting firm to revise their audit report to include the statement of changes in stockholders' equity (deficit) for the required periods.

Consolidated Statement of Operations and Accumulated Deficit, page F-4

47. Please revise your presentation of the line item operating expenses of $104,211 to present the major expense line item amounts that exceed 20% of sales or gross revenues. Refer to Rule 8-03(a)(2) of Regulation S-X for guidance.

48. Please revise your presentation to include basic earnings per share amounts for net loss for all periods for which an income statement is presented as required by FASB ASC 260-10-45-2. Your revised presentation should also include the weighted average number of common shares outstanding during each period presented. Refer to FASB ASC 260-10-45-10 for guidance.

Note 1. Nature of Business and Summary of Significant Accounting Policies, page F-6

49. Please disclose your accounting policy relating to how you determine the fair value of the stock issued, including the method and assumptions used and the principal factors considered. Refer to FASB ASC 235-10-50-1.

Revenue Recognition, page F-7

50. Your accounting policy disclosure states that you recognize revenue from the sale of legal products when the product or service is delivered, shipped, or provided to the customer and all material conditions relating to the sale have been substantially performed. Please explain to us, and revise your disclosure as necessary to clarify, under what circumstances you would recognize revenue upon shipment versus delivery and why you believe those sales meet the requirements of FASB ASC 605-10-S99-1 and SAB Topic 13, Revenue Recognition. For those situations involving recognition upon delivery, please explain to us how you track when actual delivery occurs. We may have further comment.

Note 2. Acquisition of Business, page F-8

51. Please revise your disclosure to provide supplemental pro forma information on the revenue and earnings of the combined entity for the comparative prior reporting period as though the acquisition date for all business combinations that occurred during the current fiscal year had occurred as of the beginning of the comparable prior annual reporting period. Refer to FASB ASC 805-10-50-2.

52. Please explain to us how you determined the fair value of the October 8, 2009 asset purchase of $350,000. If you utilized an outside appraisal service, please provide us a copy of the appraisal and advise whether an outside party was utilized. Please provide all relevant assumptions as to growth, discount rates, etc.   Please explain to us the identity of and extent of the "majority shareholder" beneficial ownership in Internet Media Services immediately prior to the asset purchase agreement and immediately after. To the extent the majority shareholder could be considered to be a promoter or shareholder under SAB Topic 5:G, please advise what consideration was given to reflecting the transfer at the transferor's historical cost basis (predecessor basis). Please tell us the beneficial owners of DSS. We may have further substantive comment.

Note 3. Fixed Assets, page F-9

53. Please revise your disclosure to provide the estimated useful life for each major class of asset presented.

Note 5. Advances from Related Party, page F-10

54. Please revise this disclosure to clarify that, if true, the stockholder in question is Mr. Meyers, your Chief Executive Officer.

Carve-out Financial Statements – LegalStore.com, page F-1

55. Please tell us the extent to which LegalStore.com operations and net assets comprise Lester Levin Inc. Please be detailed in supporting your implicit assertion that LegalStore.com does not represent substantially all of the Lester Levin Inc.'s key operating assets.

56. Please note that LegalStore.com may constitute the predecessor of Internet Media Services, Inc. Please refer to the definition of a predecessor contained in Rule 405 of Regulation C of the Securities Act. Please note that there should be no breaks in the required income statement periods between a predecessor and successor. Further, the audit requirements of Rule 3-02(a) would necessitate the period of January 1, 2009 through October 8, 2009 for LegalStore.com to be audited. Please advise us or revise.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have any questions regarding the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, John Fieldsend, Attorney Advisor, at (202) 551-3343, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gary A. Agron, Esq.
        Via Facsimile (303-770-7257)